Exhibit 99.6
Consolidated Financial Statements
Student Transportation Inc.
For the three and six months ended December 31, 2010

Student Transportation Inc.
Unaudited Consolidated Financial Statements
December 31, 2010

Student Transportation Inc.
Unaudited Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	December 31, 2010	June 30, 2010

Assets
Current assets:
Cash and cash equivalents	$1,571	$4,848
Accounts receivable, net of allowance for doubtful accounts of $101 and $85 at December 31 and June 30, 2010, respectively	30,941	24,949
Inventory	2,279	2,208
Prepaid expenses	18,009	12,960
Other current assets	4,952	3,192

Total current assets	57,752	48,157

Other assets	1,468	1,736
Property and equipment, net	154,063	146,586
Oil and gas interests, net	15,960	16,236
Foreign currency exchange contracts	1,944	625
Other intangible assets, net (Note 3)	62,546	58,650
Goodwill (Note 3)	115,454	103,821

Total assets	$409,187	$375,811

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,870	$1,194
Accrued expenses and other current liabilities	26,601	27,656
Income taxes payable	210	4,154
Current portion of long-term debt (Note 4)	35,233	828

Total current liabilities	63,914	33,832

Long-term debt (Note 4)	160,044	142,961
Asset retirement obligation	811	783
Future income tax liability	32,437	32,205
Class B-Series Two and Three common share liability (Note 7)	1,946	2,389
Other liabilities	281	261

Total liabilities	259,433	212,431

Shareholders’ equity
Common shares (Note 5)	287,832	281,483
Equity component of convertible debentures	727	758
Accumulated deficit	(130,741)	(112,799)
Accumulated other comprehensive loss	(8,064)	(6,062)

Total shareholders’ equity	149,754	163,380

Total liabilities and shareholders’ equity	$409,187	$375,811

See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Operations
(000’s of U.S. dollars — except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Revenues	$81,306	$74,285	$124,444	$111,710

Costs and expenses:
Cost of operations	56,444	49,542	93,757	82,639
General and administrative	7,480	7,041	14,282	13,504
Non-cash stock compensation (Note 7)	—	280	2,147	780
Depreciation and depletion expense	9,171	8,736	12,600	11,988
Amortization expense	737	702	1,634	1,373

Total operating expenses	73,832	66,301	124,420	110,284

Income from operations	7,474	7,984	24	1,426

Interest expense	3,395	3,046	6,514	5,514

Unrealized gain on derivative contracts	(1,181)	(602)	(2,351)	(5,422)
Loss on subordinated note extinguishment (Note 4)	—	3,680	—	3,680
Other (income) expense, net	(17)	(147)	(169)	390

Income (loss) before income taxes	5,277	2,007	(3,970)	(2,736)

Provision for (recovery of) income taxes	2,212	695	(1,207)	(1,045)

Net income (loss)	$3,065	$1,312	$(2,763)	$(1,691)

Weighted average number of shares outstanding-basic	56,219,276	54,979,219	56,003,323	54,843,715

Weighted average number of shares outstanding-diluted	73,017,538	54,979,219	72,875,001	54,843,715

Basic and diluted net income (loss) per common share ( Note 6)	$0.05	$0.02	$(0.05)	$(0.03)

See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Comprehensive Income (Loss)
(000’s of U.S. Dollars)

	Three months ended		Three months ended	Six months ended	Six months ended
	December 31, 2010		December 31, 2009	December 31, 2010	December 31, 2009

Net income (loss)	$3,065	$1,312		$(2,763)	$(1,691)
Other comprehensive (loss) income:
Unrealized (loss) gain on currency translation adjustments	(885)	2,651		(2,002)	3,401

Other comprehensive (loss) income :	(885)	2,651		(2,002)	3,401

Comprehensive income (loss)	$2,180	$3,963		$(4,135)	$1,710

See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Shareholders’ Equity
(000’s of U.S. Dollars)

			Equity component	Accumulated
			of	Other
	Share Capital		Convertible	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Debentures	Loss	Deficit	Equity

Balance at June 30, 2009	54,563,893	$276,922	$—	$(8,609)	$(86,384)	$181,929

Net income	—	—	—	—	2,704	2,704
Dividends	—	—	—	—	(29,119)	(29,119)
Common stock issuance	1,086,507	4,561	—	—	—	4,561
Issuance of convertible debentures	—	—	758	—	—	758
Other comprehensive income	—	—	—	2,547	—	2,547

Balance at June 30, 2010	55,650,400	$281,483	$758	$(6,062)	$(112,799)	$163,380

Net loss	—	—	—	—	(2,763)	(2,763)
Dividends	—	—	—	—	(15,179)	(15,179)
Common stock issuance	571,068	3,074	—	—	—	3,074
Conversion of debentures to common stock (Note 4)	643,883	3,275	(31)	—	—	3,244
Other comprehensive loss	—	—	—	(2,002)	—	(2,002)

Balance at December 31, 2010	56,865,351	$287,832	$727	$(8,064)	$(130,741)	$149,754

See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Cash Flows
(000’s of U.S. Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Operating activities
Net income (loss)	$3,065	$1,312	$(2,763)	$(1,691)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Future income taxes	1,935	695	(1,484)	(1,045)
Unrealized gain on derivative contracts	(1,181)	(602)	(2,351)	(5,422)
Unrealized loss on call option premium	—	—	—	27
Amortization of deferred financing costs	427	266	834	464
Non cash stock compensation expense	—	280	2,147	780
Loss on subordinated notes extinguishment	—	3,680	—	3,680
Gain on disposal of fixed assets	(212)	(206)	(414)	(192)
Depreciation and depletion expense	9,171	8,736	12,600	11,988
Amortization expense	737	702	1,634	1,373
Changes in current assets and liabilities:	—	—
Accounts receivable	954	(2,496)	(5,763)	(10,231)
Prepaid expenses, inventory and other current assets	17	609	(4,908)	(3,400)
Accounts payable	1,069	(378)	644	(415)
Accrued expenses and other current liabilities	(7,173)	(4,908)	(4,891)	1,111
Changes in other assets and liabilities	(14)	(111)	(89)	(100)

Net cash provided by (used in) operating activities	8,795	7,579	(4,804)	(3,073)

Investing activities
Business acquisitions, net of cash acquired	(3,425)	—	(22,755)	(8,265)
Purchases of property and equipment	(1,838)	181	(7,489)	(31,055)
Proceeds on sale of equipment	391	2,265	753	2,525

Net cash (used in) provided by investing activities	(4,872)	2,446	(29,491)	(36,795)

Financing activities
Convertible Debenture Offering	—	48,533	—	48,533
Redemption of 14% Subordinated Notes	—	(38,177)	—	(38,177)
Redemption of Class B Series Two common shares	(337)	(94)	(1,731)	(94)
Deferred financing cost	—	(2,497)	—	(2,501)
Common stock dividends	(5,988)	(6,095)	(11,876)	(11,931)
Borrowings on credit facility	30,920	60,405	81,217	124,374
Payments on credit facility	(28,111)	(73,414)	(35,161)	(78,314)
Payments on seller debt and equipment financing	—	(33)	(477)	(560)

Net cash (used in) provided by financing activities	(3,516)	(11,372)	31,972	41,330

Effect of exchange rate changes on cash	(434)	(157)	(954)	(638)

Net (decrease) increase in cash and cash equivalents	(27)	(1,504)	(3,277)	824
Cash and cash equivalents at beginning of period	1,598	2,887	4,848	559

Cash and cash equivalents at end of period	$1,571	$1,383	$1,571	$1,383

See accompanying notes.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
1. General
STI is a corporation established under the laws of the Province of Ontario. STI was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the “Separate Subordinated Notes” and together with the Subordinated Notes, the “Notes”). On January 7, 2005, the underwriters of STI’s IPS Offering exercised an overallotment option granted in connection with the IPS Offering. STI and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. (“STA Holdings”), respectively. Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 7). The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares. STI currently holds a 98.8% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.
During the quarter ended December 31, 2010, certain holders of the Company’s 7.5% convertible subordinated unsecured debentures (the “7.5% Convertible Debentures”) exercised their conversion rights and converted Cdn $3.3 million of the convertible debentures at a conversion price of Cdn $5.15 per common share into 643,883 share of common stock.
STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation
These unaudited interim consolidated financial statements have been prepared following the same accounting policies as the June 30, 2010, audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The financial statement results for the interim period presented are not necessarily indicative of financial results for the full year. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2010.
The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session during the summer break, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first quarter of the fiscal year. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to match the vehicle’s usage. These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Certain prior period balances have been reclassified to conform with the current year’s presentation.
Recently Issued Accounting Standards/ Pronouncements
In October 2008, the CICA issued Handbook Section 1582, “Business Combinations”, concurrently with Handbook Sections 1602, “Consolidated Financial Statements”, and Handbook Section 1601, “Non-controlling Interests”. CICA 1582, which replaces Handbook Section 1581, establishes standards for the measurements of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company will adopt these standards on July 1, 2011 and is currently evaluating their impact.
The CICA plans to converge Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011. Management is reviewing the transition to IFRS on the Company’s consolidated financial statements and has not yet determined the impact.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
3. Acquisitions
On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the “Konner Acquisition”), located in Pinebrook, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $3.5 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of assets acquired and liabilities assumed.

Current assets, less current liabilities	$186
Property and equipment	2,554
Intangible assets	325
Future taxes	(554)

Subtotal	2,511
Goodwill	989

Total	$3,500

The purchase price consisted of $3.5 million in cash. Identifiable intangible assets consist of contract rights of $0.3 million that will be amortized over 20 years and covenants not to compete of thirty three thousand that will be amortized over an estimated useful life of 3 years. None of the goodwill related to this acquisition is deductible for tax purposes.
On July 15, 2010, the Company closed its acquisition of all of the outstanding common stock of Leuschen Bros. Limited (the “Leuschen Acquisition”), located in Sudbury, Ontario. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $19.3 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of assets acquired and liabilities assumed.

Current assets, less current liabilities	$645
Property and equipment	7,461
Intangible assets	4,000
Future taxes	(612)

Subtotal	11,494
Goodwill	7,836

Total	$19,330

The purchase price consisted of $19.3 million in cash. Identifiable intangible assets consist of contract rights of $2.8 million that will be amortized over 20 years, covenants not to compete of $0.2 million that will be amortized over an estimated useful life of 3 years and trade names of $1.0 million with an indefinite life. Additional cash consideration of up to approximately $1.5 million is contingent upon renewal of one paratransit contract, due in 2012. This amount is not included in

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
3. Acquisitions (continued)
the preliminary purchase price, however, once the contingency is settled it will be included in the purchase price. None of the goodwill related to this acquisition is deductible for tax purposes.
On March 31, 2010, the Company closed its acquisition of all of the outstanding common stock of Mid-City Transit Corp. and related companies (the “Mid-City Acquisition”), located in Middletown, New York. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $7.1 million.

Current assets, less current liabilities	$750
Property and equipment	3,654
Intangible assets	2,162
Future taxes	(1,305)

Subtotal	5,261
Goodwill	1,814

Total	$7,075

The purchase price consisted of $6.9 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.4 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.
On March 17, 2010, the Company closed its acquisition of all of the outstanding common stock of Wilkerson Transportation Company, Inc. (the “Wilkerson Acquisition”), located in Morristown, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.5 million.

Current assets, less current liabilities	$—
Property and equipment	1,181
Intangible assets	885
Future taxes	(481)

Subtotal	1,585
Goodwill	931

Total	$2,516

The purchase price consisted of $2.3 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $0.7 million that will be amortized

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
3. Acquisitions (continued)
over 20 years, covenants not to compete of thirty five thousand that will be amortized over an estimated useful life of 3 years and trade names of $0.2 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.
On September 17, 2009, the Company closed its acquisition of all of the outstanding common stock of Jordan Transportation Inc. and related companies (the “Jordan Acquisition”), located in Butler, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The final purchase price of this acquisition was $10.4 million.

Current assets, less current liabilities	$1,414
Property and equipment	3,352
Intangible assets	3,134
Future taxes	(1,656)

Subtotal	6,244
Goodwill	4,148

Total	$10,392

The purchase price consisted of $8.9 million in cash and $1.5 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $2.4 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.
4. Debt
Indebtedness of the Company at December 31, 2010 includes the following:

	Current	Long Term
Second Amended and Restated Credit Agreement
Revolving credit facility	$—	$65,365
Convertible Debentures	—	98,280
Senior Secured Notes	35,000	—
Promissory notes due to former owners	350	550
Deferred loan costs, net of amortization of $929	(117)	(4,151)

	$35,233	$160,044

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
4. Debt (continued)
On June 21, 2010, the Company issued 6.75% convertible subordinated unsecured notes (the “6.75% Convertible Debentures”) due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). Upon maturity the principal amount of the 6.75% Convertible Debentures will be payable in Canadian dollars. On October 26, 2009, the Company issued the 7.5% Convertible Debentures due October 31, 2014 at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million. Upon maturity the principal amount of the 7.5% Convertible Debentures will be payable in Canadian dollars.
The 7.5% Convertible Debentures and the 6.75% Convertible Debentures are collectively referred to as the “Convertible Debentures”
Pursuant to the terms of the indenture each 7.5% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share which is equivalent to 194.1748 common shares for each Cdn $1,000 principal amount of Convertible Debenture. The conversion price for the 6.75% Convertible Debentures is Cdn $7.25 per common share which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of the 6.75% Convertible Debenture.
The Convertible Debentures, with the exception of the value assigned to the holders’ conversion option, have been recorded as debt on the balance sheet. The following table summarizes the allocation of the principal amount and related issue costs of the Debentures at the dates of original issuance. The portion of issue costs attributable to the liability of $4.8 million have been capitalized and are being amortized over the terms of the Convertible Debentures, using the effective interest method, while the remaining $41 thousand has been charged to equity.

	Principal Amount
Transaction Date	Issued	Liability	Equity

October 26, 2009	$42,155	$41,725	$430
November 10, 2009	6,378	6,313	65
June 21, 2010	48,232	47,928	304

	96,765	95,966	799
Issue costs	(4,887)	(4,846)	(41)

	$91,878	$91,120	$758

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
4. Debt (continued)
During the quarter ended December 31, 2010, approximately $3.3 million (Cdn $3.3 million) of 7.5% Convertible Debentures were converted into common shares of the Company.
On December 21, 2009, the Company redeemed for cash, all of the outstanding 14% Subordinated Notes of STA ULC, which had a principal balance of $36.4 million (Cdn $38.7 million). The redemption price of the 14% Subordinated Notes was $38.5 million (Cdn $41.0 million), which included a redemption premium of $1.8 million and accrued interest of $0.3 million. The Company recorded a loss of $3.7 million that consisted of the redemption premium of $1.8 million and the write-off of $2.1 of deferred financing costs and other related expenses, partially offset by the write-off of the embedded call option premium which resulted in a $0.2 million gain.
The Company was in compliance with all debt covenants related to both the Second Amended and Restated Credit Agreement and the Senior Secured Notes at December 31, 2010.
The Company’s Credit Agreement and Senior Secured Notes mature in December 2011. The Company has renegotiated the Credit Agreement (see Note 12), extending the maturity for another five years to February 2016. The Company has decided to defer the renegotiation of the Senior Secured Notes due to the sizable make-whole payment that would be required in a current refinancing. Therefore the Senior Secured Notes have been reclassified to a current liability. The Company plans to refinance the Senior Notes closer to their maturity date.
5. Common Shares
The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.
Pursuant to it’s Dividend Reinvestment Plan (the “Plan”), the Company issued 571,068 common shares during the six months ended December 31, 2010, having an approximate value of $3.1 million. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

During the quarter ended December 31, 2010, the Company issued 643,883 common shares having an approximate value of $3.3 million in connection with the conversions of the Company’s 7.5% Convertible Debentures.
As at December 31, 2010, common shares issued and outstanding are 56,865,351.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
6. Earning (loss) per Share
The following table sets forth the basic and diluted weighted average share amounts:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Weighted-average shares outstanding-basic	56,219,276	54,979,219	56,003,323	54,843,715
Potential dilutive effect of shares to be issued to settle the debentures	16,798,261	9,755,357	16,871,678	9,755,357

Weighted-average shares outstanding-diluted	73,017,538	64,734,576	72,875,001	64,599,072

The computations for basic and diluted earnings (loss) per common share are as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Net income (loss)-basic	$3,065	$1,312	$(2,763)	$(1,691)
Add back: Interest expense and accretion on debentures (net of tax)	1,081	458	2,157	458

Net income (loss) used for diluted earnings per share	4,146	1,770	(606)	(1,233)

Basic income (loss) per share	$0.05	$0.02	$(0.05)	$(0.03)

Diluted income (loss) per share	$0.05	$0.02	$(0.05)	$(0.03)

The conversion of the convertible debentures is anti-dilutive for the three and six months ended December 31, 2010 and 2009, respectively.
7. Stock Based Compensation
The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders approved on initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Beginning with the fiscal year ended June 30, 2009, participants had the right, each year, to “put” up to 20% of the shares awarded from the initial allotment of shares approved in December 2005. Beginning in March 2010, the “put” option was revised, allowing participants to “put” up to one third of the shares they currently hold over the next three years.
On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
7. Stock Based Compensation (continued)
common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant. All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.
These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense (income), net in the consolidated statement of operations. Shares granted are fully vested on the grant date.
The following tables summarize the Class B Series Two common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and six months ended December 31, 2010:

	For the three months ended
	December 31, 2010
	Shares	Taxes	Total outstanding

Shares outstanding at September 30, 2010	461,063	(190,449)	270,614
Redemptions	(35,617)	—	(35,617)

Shares outstanding at December 31, 2010	425,446	(190,449)	234,997

	For the six months ended
	December 31, 2010
	Shares	Taxes	Total outstanding

Shares outstanding at June 30, 2010	619,961	(190,449)	429,512
Redemptions	(194,515)	—	(194,515)

Shares outstanding at December 31, 2010	425,446	(190,449)	234,997

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
7. Stock Based Compensation (continued)
Pursuant to the liquidity provision of the EIP plan, 35,617 and 194,515 shares were “put” back to the Company during the three and six months ended December 31, 2010. The Company paid $0.3 and $1.7 million associated with these puts during the three and six months ended December 31, 2010, respectively. The fair value of the Class B Series Two common shares outstanding at December 31, 2010 represents a liability of $2.3 million which is recorded in other current liabilities.
The following tables summarize the Class B Series Two common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and six months ended December 31, 2009:

	For the three months ended
	December 31, 2009
	Shares	Taxes	Total outstanding

Shares outstanding at September 30, 2009	868,243	(182,950)	685,293
Grants	48,236	(7,500)	40,736
Redemptions	(12,350)	—	(12,350)

Shares outstanding at December 31, 2009	904,129	(190,450)	713,679

	For the six months ended
	December 31, 2009
	Shares	Taxes	Total outstanding

Shares outstanding at June 30, 2009	769,818	(158,344)	611,474
Grants	146,661	(32,106)	114,555
Redemptions	(12,350)	—	(12,350)

Shares outstanding at December 31, 2009	916,479	(190,450)	713,679

The Company recognized $0.3 million and $0.8 million in non-cash stock based compensation expense related to the above grants during the three and six months December 31, 2009, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the long term liquidity provision of the EIP plan, during both the three and six months ended December 31, 2009, 12,350 shares were “put” back to the Company, for $0.1 million.
The following table summarizes the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants and shares outstanding pursuant to the EIP for the three and six months ended December 31, 2010:

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
7. Stock Based Compensation (continued)

	For the three months ended
	December 31, 2010
	Shares	Taxes	Total outstanding

Shares outstanding at September 30, 2010	658,427	(175,669)	482,758
Grants	—	—	—

Shares outstanding at December 31, 2010	658,427	(175,669)	482,758

	For the six months ended
	December 31, 2010
	Shares	Taxes	Total outstanding

Shares outstanding at June 30, 2010	239,000	(79,572)	159,428
Grants	419,427	(96,097)	323,330

Shares outstanding at December 31, 2010	658,427	(175,669)	482,758

The Company recognized $2.1 million in non-cash stock based compensation expense related to the above grants during the six months ended December 31, 2010, based on the estimated fair value of these shares on the grant date. The fair value of the Class B Series Three common shares outstanding at December 31, 2010 represents a liability of $2.9 million, of which $1.0 million is recorded in other current liabilities.
8. Segment Information
The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States. The accounting polices of the segments are the same as those described in the basis of presentation note in the annual consolidated financial statements. There are no inter-segment sales.

	For the three months ended December 31, 2010			For the six months ended December 31, 2010
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total

Revenue	$79,716	$1,590	$81,306	$121,717	$2,727	$124,444

Operating income (loss)	$7,135	$339	$7,474	$(631)	$655	$24

Unallocated expenses			2,197			3,994
Income tax provision (recovery)			2,212			(1,207)

Net income (loss)			$3,065			$(2,763)

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
8. Segment Information (continued)

	For the three months ended December 31, 2009			For the six months ended December 31, 2009
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total

Revenue	$73,111	$1,174	$74,285	$109,454	$2,256	$111,710

Operating income	$7,825	$159	$7,984	$1,408	$18	$1,426

Unallocated expenses			5,977			4,162
Income tax provision (recovery)			695			(1,045)

Net income (loss)			$1,312			$(1,691)

	As at	As at
	December 31, 2010	June 30, 2010
Total Assets
Transportation	391,530	358,438
Oil and gas	17,657	17,373

	$409,187	$375,811

9. Supplemental Cash Flow Information
The Company paid $4.8 million and $5.8 million in interest for the three and six months ended December 31, 2010, respectively. The Company paid $2.5 million and $4.8 million in interest for the three and six month ended December 31, 2009, respectively.
The Company paid $3.1 million and $4.1 million in taxes for the three and six months ended December 31, 2010, respectively. The Company paid $0.1 and $0.6 million in taxes for the three and six months ended December 31, 2009, respectively.
10. Related Party Transactions
The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.3 million and $0.4 million for the six months ended December 31, 2010 and 2009, respectively.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
10. Related Party Transactions (continued)
The Company utilizes an executive search firm, to assist in the placement of select management personnel. The Chairman and founding partner of the executive search firm is a director of both the Company and STA Holdings. The Company did not make any payments to the executive search firm for the six months ended December 31, 2010. The Company paid $0.1 million to the executive search firm for the six months ended December 31, 2009, for executive search services.
These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.
11. Lease Commitments
During July, August and October 2010, the Company entered into additional leases with three major financial institutions to lease approximately $19.9 million in replacement school vehicles for the 2010-2011 school year. The term of these leases is six years at effective fixed rates in the range of 3.9% to 5.5%. Annual lease payments on these additional leases will approximate $3.0 million per year for the term of the leases.
12. Subsequent Events
On January 7, 2011, the Company acquired Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc, (collectively “Ridge Road”) all based in Lockport, New York for approximately $21.5 million consisting of $20.5 million in cash, $0.5 million in promissory notes and $0.5 million in STI common shares.
On January 3, 2011, STA Holdings granted 65,193 Class B Series Three common shares pursuant to the EIP. The Company will recognize a non-cash stock-based expense related to these grants during the quarter ended March 31, 2011.
During January and February 2011, an additional $7.8 million of the Company’s 7.5% Convertible Debentures were converted into 1,507,569 shares of common stock.
On February 3, 2011 the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $1.0050 to hedge approximately Cdn $1.8 million of the monthly dividend distributions from October 2013 through December 2013.
On February 4, 2011 the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated Credit Agreement”). The existing agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2010
(000’s of U.S. Dollars, unless specified)
12. Subsequent Events (continued)
facility, both of which are available to fund working capital requirements, and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016.